VF 10-8-02

Rec'd 8/27/02

[redacted]D STATES
:CHANGE COMMISSION
on, D.C. 20549

02053236

)DITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-50799~~ 8-39382

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

HD Brous & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Cuttermill Road
(No. and Street)

AUG 27 2002

Great Neck (City) New York (State) 11021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Brous (516) 773-1800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
P OCT 10 2002
THOMSON FINANCIAL

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 10-8-02

OATH OR AFFIRMATION

I, Robert J. Brous, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HD Brous & Co., Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Robert J. Brous, Chief Executive Officer

Title

Notary Public

BARRY A. REINKRAUT
Notary Public, State of New York
No. 30-4957665
Qualified in Nassau County
Commission Expires October 23, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Members' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HD Brous & Co., Inc.

Statement of Financial Condition

June 30, 2002

BDO Seidman, LLP
Accountants and Consultants

HD Brous & Co., Inc.

Statement of Financial Condition

June 30, 2002

HD Brous & Co., Inc.

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Board of Directors
HD Brous & Co., Inc.
Great Neck, New York

We have audited the accompanying statement of financial condition of HD Brous & Co., Inc. as of June 30, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of HD Brous & Co., Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6, the Company is involved in a variety of litigation and arbitration actions with customers and a former employee. Several of these actions claim substantial or unspecified damages that can be material. The outcome of these actions cannot be determined at this time.

BDO Seidman, LLP

August 8, 2002

HD Brous & Co., Inc.

Statement of Financial Condition

June 30, 2002

Assets	
Cash and cash equivalents (Notes 1)	$ 473,739
Securities owned, at market (Note 1)	904
Receivables from brokers (Note 1)	710,579
Miscellaneous receivables	49,882
Due from related parties (Note 5)	187,611
Furniture and equipment, net (Note 3)	293,926
Deposits and other assets	69,422
	$1,786,063
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 670,059
Subordinated borrowing (Note 2)	550,000
Commitments and contingencies (Notes 4 and 6)	
Stockholders' equity (Note 4):	
Common stock, $.01 par value; 1,000 shares authorized; 500 shares issued and outstanding	5
Additional paid-in capital	949,995
Deficit	(383,996)
Total stockholders' equity	566,004
	$1,786,063

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

HD Brous & Co., ("Company"), a Delaware corporation, is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange ("NYSE"). The Company's primary activities include the origination, underwriting, distribution, trading, and brokerage of equity and fixed income securities, investment research, and related services.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Investment Banking

Financial advisory fees are recognized over the life of the related agreement. Underwriting/placement fees and related costs are recognized at the time the underwriting/placement is completed.

Cash and Cash Equivalents

The Company considers all liquid debt instruments with an initial maturity of three months or less to be cash and cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost and are depreciated using straight-line and accelerated methods over their estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the related leases.

Income Taxes

The Company and its stockholders have elected S corporation status under the Internal Revenue Code and the tax laws of the states in which it operates. As a result, the Company is not liable for Federal income tax and a portion of certain state income taxes. The stockholders have to reflect their proportionate share of the Company's income in their individual income tax returns.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Clearing Agreement

The Company has a clearing agreement with a brokerage firm to carry its account and the accounts of its customers as customers of the clearing firm. The broker has custody of the Company's securities and from time to time cash balances, which may be due from this broker.

These securities and/or cash positions serve as collateral for any amounts due to broker as well as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

Pursuant to the agreement, the Company is required to maintain collateral deposits aggregating $100,000 against losses due to potential nonperformance by its customers. The receivables from clearing broker consist principally of margin collateral maintained in the Company's accounts for transactions not yet settled and commissions receivable

2. Subordinated Borrowing

At June 30, 2002, subordinated borrowing consists of a $400,000 subordinated note with affiliates, bearing interest at 12% per annum and a maturity date of June 25, 2003 and a $150,000 subordinated note with an affiliate, bearing interest at 12% per annum and a maturity date of May 15, 2003. The subordinated borrowing is approved by the NYSE and is available in computing regulatory net capital under the SEC's Uniform Net Capital Rule (Note 4). To the extent the borrowing is required for the Company's continued compliance with minimum regulatory net capital requirements, it may not be repaid.

3. Furniture and Equipment

Major classes of furniture and equipment consists of:

June 30, 2002	
Furniture	$ 236,757
Equipment	552,150
	788,907
Less: Accumulated depreciation	(494,981)
	$ 293,926

4. Regulatory Net Capital Requirements

The Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Regulatory net capital may fluctuate on a daily basis. At June 30, 2002, the Company had regulatory net capital of $528,804 and a regulatory net capital requirement of $250,000.

5. Due from Related Parties

The Company had receivables and advances due from employees in the amount of $166,527, and a receivable from an affiliate in the amount of $21,084.

6. Commitments and Contingencies

Operating Leases

The Company leases office facilities under operating lease agreements expiring at various dates through the year 2008. The approximate minimum rental commitments are:

Fiscal year ending	Minimum rental payments
2003	$364,000
2004	278,000
2005	283,000
2006	289,000
2007	294,000
Thereafter	50,000

Business Risk

In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position or the results of its operations resulting from these commitments, contingent liabilities and guarantees.

Litigation

The Company is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. These arbitration ("litigation") complaints seek damages of approximately $4.1 million. In addition, certain claims seek substantial or unspecified punitive damages, exemplary damages and/or legal expenses. The Company is also involved, from time to time, in proceedings with, and investigations by, governmental agencies and self-regulatory organizations. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Company's financial condition.

Employment Agreements

The Company has three employment agreements with certain key executives and employees through September 30, 2006. The Employment agreements provide for minimum annual compensation, as well as bonuses, severance, disability and death benefits. The approximate minimum annual compensation payments are:

Year ending	Minimum annual compensation payments
2002	$785,000
2003	755,000
2004	855,000
2005	855,000
Thereafter	145,000

7. Financial Instruments and Credit Risk

Customer Transactions

In the normal course of business, should the Company's customers' transactions fail to settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory requirements, the limits established by its clearing broker and its own internal guidelines, which are generally more stringent than regulatory margin requirements. Margin levels are monitored daily and additional collateral must be deposited as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the account in compliance with the required margin level.

Exposure to credit risk is impacted by the markets for financial instruments, which can be volatile and may impair both the ability of clients to satisfy their obligations to the Company, as well as the Company's ability to liquidate any underlying collateral in the event of default. Credit limits are established and closely monitored for customers and broker-dealers engaged in transactions deemed to be credit-sensitive.

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
HD Brous & Co., Inc.
Great Neck, New York

In planning and performing our audit of the statement of financial condition of HD Brous & Co., Inc. ("Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required

BDO

to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

BDO

The report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

August 8, 2002